1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

May 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Re: Calamos Aksia Alternative Credit and Income Fund, et. Al.; File No. 812-15369; Request for Withdrawal of Application for an Order

Ladies and Gentlemen:

We are writing on behalf of Calamos Aksia Alternative Credit and Income Fund, Calamos Aksia Advisors LLC, Abacus Private Credit, L.P., High Sierra Credit Investors LP, PERSLA Opportunistic Fund LP and TRS Coriolis L (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application (File No. 812-15369) for an order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act for an exemption permitting certain joint arrangements and transactions otherwise prohibited by Section 17(d) and Rule 17d-1 (the “Application”). The Application was filed with the Securities and Exchange Commission on July 15, 2022, and amended on August 3, 2022, and December 15, 2022.

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Should you have questions regarding this letter, please do not hesitate to contact me at (212) 698-3525.

Very truly yours,

/s/ Richard Horowitz
Richard Horowitz